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FOUNDED 1866

April 25, 2011

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Mr. Joseph McCann

Re:                               Thermon Group Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-172007)

Ladies and Gentlemen:

On behalf of Thermon Group Holdings, Inc. (“Thermon”) and in connection with the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), we are writing to respond to the Staff’s letter dated April 21, 2011.

We refer to Thermon’s response to comment 4 contained in our letter to the Staff dated April 13, 2011.  Thermon continues to believe that it is difficult to quantify in a useful way the effects of the expansion to its San Marcos, Texas facility because planning is still underway and the enhancements will impact multiple intermediate manufacturing steps, will vary significantly by product line and may involve the addition of product lines for products that are not currently manufactured by Thermon in that facility.  Thermon believes that Mr. Alexander’s reference to a “doubling” of existing manufacturing capacity should be understood in this context and as a rough proxy for approximating the effects of the facility expansion.  While Thermon believes that Mr. Alexander’s statement is accurate, Thermon respectfully submits that it does not meaningfully add to Thermon’s existing disclosure in the Registration Statement that the expansion will serve its capacity needs at the San Marcos location for at least five years based on its current business plan.  Thermon respectfully submits that the existing disclosure is a more meaningful metric for investors to understand and is of greater assistance in appreciating, for example, the timing of additional capital expenditures that may need to be incurred by Thermon.  Further, Thermon currently discloses that the facility expansion will provide it with the capabilities to consider additional product lines.  Please see page 86 of the Registration Statement.  It is these capabilities that would allow Thermon to manufacture products that are currently outsourced as referred to by Mr. Alexander, but Thermon respectfully submits that such additional detail is not necessary in light of its existing disclosure.

With respect to Mr. Alexander’s statement that Thermon is “beginning to bump-up against capacity issues,” that statement refers to potential constraints on Thermon’s ability to pursue “adjacent” opportunities, i.e., opportunities outside of its core businesses, such as commercial heat tracing (as

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opposed to the industrial heat tracing sector on which Thermon currently focuses).  Thermon respectfully submits that its existing disclosure regarding its manufacturing capacity, including its reference on page 19 of the Registration Statement under the heading “Risk Factors—Risks Related to Our Business and Industry—A failure to deliver our backlog on time could affect our future sales and profitability and our relationships with our customers, and if we were to experience a material amount of modifications or cancellations of orders, our sales could be negatively impacted” that sufficient manufacturing capacity is a factor affecting its ability to meet customer delivery schedules, appropriately captures the material risks facing Thermon as they relate to manufacturing capacity.

Accordingly and in light of the foregoing, Thermon believes that its existing disclosure contained in the Registration Statement reflects all material known trends concerning its production capacity.

If you have any questions regarding the foregoing, please contact the undersigned at (312) 853-4348.

Very truly yours,

/s/ Robert L. Verigan

Robert L. Verigan

cc:           Rodney Bingham, Thermon Group Holdings, Inc.